EXHIBIT 12.1

CONNORS BROS. HOLDINGS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited)

	Predecessor			Combined (1)	Successor
	Years Ended December 31,					Three Months Ended April 4, 2009	Three Months Ended April 3, 2010
	2005	2006	2007	2008	2009
Pre-tax income (loss) from continuing operations	$50,504	$49,481	$(65,200)	$8,800	$16,364	$1,581	$19,215

Fixed charges
Interest on long-term and short term debt	11,729	16,653	18,339	20,884	46,707	12,534	7,904
Capitalized interest	—	—	—	—	—	—	—
Preferred stock dividend	—	—	—	—	—	—	—
Rental expenses interest factor	—	—	—	—	—	—	—

Total fixed charges	11,729	16,653	18,339	20,884	46,707	12,534	7,904

Total earnings (loss)	$62,233	$66,134	$(46,861)	$29,684	$63,071	$14,115	$27,119

Ratio of earnings to fixed charges (2)	5.3	4.0	(2.6)	1.4	1.4	1.1	3.4

(1)	Represents the combination of the Predecessor’s operating activities from January 1, to November 22, 2008 and the Successor’s operating activities from November 23, 2008 to December 31, 2008, with the balance sheet data representing that of the Successor as of December 31, 2008. The combination of the Predecessor and Successor companies financial data was derived from the audited consolidated financial statements of the Successor and the Predecessor, included elsewhere in this prospectus. This financial data excludes several adjustments recorded as part of purchase accounting.
(2)	For the year ended December 31, 2007, the ratio of earnings to fixed charges reflects a deficiency. In 2007, the Predecessor incurred losses as a result of a product recall. For the year ended December 31, 2007, the amount of the deficiency was $65.2 million, and the amount of pre-tax charges related to the product recall totaled $116.5 million.